

July 26, 2010

Santana Martinez
International Surf Resorts, Inc.
107 Country Coach Dr., Suite 705
Henderson, Nevada 89002

> **Re:** **International Surf Resorts, Inc.**
> **Post-Effective Amendment No.1 to Form SB-2 on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-146182**

Dear Mr. Martinez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your original registration statement was declared effective on October 4, 2007 and included your audited financial statements for the year ended December 31, 2006. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by July 4, 2008. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Lewis at (202) 551-3722 or me at (202) 551-3655 with any questions regarding this letter or related matters.

Sincerely,

Sonia G. Barros
Special Counsel

cc: Lan Ngyuyen
        Esquire Consulting, Inc.
        600 S. Spring Street #1312
        Los Angeles, California 90014
        (*via facsimile)* (440) 848-6345